MyDx, Inc.

6335 Ferris Square, Suite B

San Diego, California 92121

October 19, 2017

VIA EDGAR

Pamela Long, Assistant Director

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MyDx, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-205759)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-205759), together with all exhibits thereto, initially filed with the Commission on July 20, 2015, as subsequently amended on October 28, 2015, December 23, 2015, January 20, 2016, February 12, 2016, and May 10, 2016 (the “Registration Statement”).

The Company has determined at this time not to proceed with the offering due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

The Registration Statement was not declared effective and no securities were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.

Respectfully,

MyDx, Inc.

By:	/s/ Daniel R. Yazbeck
Name:	Daniel R. Yazbeck
Title:	Chief Executive Officer